VEON provides update on Jazz Pakistan FY2017 tax dispute Amsterdam, 13 November 2020 – VEON Ltd.(NASDAQ: VEON, Euronext Amsterdam: VEON) notes recent press stories regarding its subsidiary in Pakistan (PMCL operating as Jazz) and tax disputes relating to FY2017. Jazz continues to dispute a 25bn PKR assessment and surcharge by the Federal Board of Revenue (FBR) and has filed a challenge to the FBR position in the Islamabad High Court. On 12 November, Jazz was granted a stay on the FBR’s demand and, in connection with the stay, deposited PKR 5 billion as a pre-payment against any amounts finally determined to be due by the Pakistani courts. The next hearing in the matter is scheduled for 2 December 2020. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding future events. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com. Contact Information VEON Investor Relations Nik Kershaw ir@veon.com